Exhibit 99.1

news release

Encana generates first quarter cash flow of US$1.0 billion,

or $1.39 per share

Oil and natural gas liquids production grows 26 percent; balance sheet strong

Calgary, Alberta (April 25, 2012) – Encana Corporation (TSX, NYSE: ECA) delivered strong financial results and operational performance in the first quarter of 2012 despite further downward pressure on natural gas prices. Cash flow of US$1.0 billion, or $1.39 per share, was up 6 percent from the first quarter of 2011 supported by the company’s commodity price hedging program, which contributed $358 million in realized after-tax gains, or 49 cents per share. Operating earnings were $240 million, or 33 cents per share, up 10 percent year over year.

Increased liquids production from key resource plays

Encana is aggressively expanding its exploration and development of oil and natural gas liquids (NGLs) throughout the company’s extensive North American asset base, increasing first quarter production 26 percent over the first quarter of 2011 to about 29,000 barrels per day (bbls/d).

“Over the past year, Encana’s teams have been very successful in advancing multiple oil and liquids rich natural gas plays towards commerciality. Our tremendous depth and breadth of experience, and focus on highly efficient development programs, have greatly accelerated the speed at which our teams have been able to transition operating expertise from natural gas to oil and natural gas liquids resource plays,” said Randy Eresman, President & CEO of Encana Corporation.

Financial discipline fortifies balance sheet

Encana has fortified its balance sheet, building a cash position of approximately $2.4 billion as of the end of the first quarter 2012. This healthy financial position was created through an effective commodity hedging program, operational efficiencies, and recent dispositions and joint venture transactions, including:

•	the disposition of Cutbank Ridge natural gas processing assets (C$920 million);

•	the Cutbank Ridge Partnership with Mitsubishi Corporation (C$2.9 billion);

•	a joint earning agreement with Exaro Energy III LLC in the Jonah field ($380 million); and

•	an agreement with a subsidiary of Toyota Tsusho for coalbed methane development in Alberta (C$600 million).

Encana is currently targeting to have approximately $3 billion in cash and cash equivalents on its balance sheet by the end of 2012. This target will be reviewed throughout the year and is dependant on a number of factors including commodity prices, success of the company’s oil and natural gas liquids program and additional potential joint ventures or asset divestitures.

“We continue to seek and develop partnership opportunities for the exploration and development of oil and liquids-rich assets throughout our land base, and for dry natural gas plays that could be linked to liquefied natural gas (LNG) projects,” Eresman said. “Our target is to maintain financial strength and flexibility by balancing capital investment with cash flow. By accelerating investment in prospective oil and liquids-rich natural gas plays we expect to diversify our commodity mix and sources of cash flow.”

In well-delineated, low-cost, operationally efficient assets, the company uses third-party capital to accelerate value recognition while significantly reducing its capital requirements. In early-life plays these arrangements reduce Encana’s capital risk and accelerate evaluation and potential commercialization of the assets. Additionally, third-party capital is often employed in more mature assets to maintain an activity level that preserves capital and operational efficiencies.

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Commitment to reduced pace of natural gas production

Natural gas production was approximately 3.27 billion cubic feet per day (Bcf/d), 2 percent higher than the first quarter of 2011 and 5 percent lower than the fourth quarter of 2011. Encana is targeting capacity reductions totalling approximately 600 million cubic feet per day (MMcf/d) gross before royalties compared to 2011. Half of this reduction is attributable to declining production through a reduced capital program and the other half is attributable to physical shut-ins or otherwise curtailed volumes. There is a current weakness in market fundamentals due to an oversupply of natural gas and it is clear that a continued reduction of drilling activity will be required to restore market balance.

Recent developments cause for optimism

Despite the current weakness in North American natural gas market fundamentals, recent industry developments and announcements related to the increased use of natural gas and potential future LNG export projects may also contribute to a price correction.

Over the past five to six months, lower natural gas prices have resulted in 7 Bcf/d of fuel switching from coal to natural gas for electrical generation in North America.

Encana and its partners continue to advance negotiations related to the planned Kitimat LNG export terminal with potential off-take customers and are expecting to reach a final investment decision by year-end.

“We continue to see cause for optimism for higher natural gas prices in the approval of natural gas exports and export facilities, coal plant retirements, increased industrial demand for ethane and other NGLs, and gas-to-liquids projects,” Eresman said.

Emerging resource play updates

Exploration of Encana’s oil and liquids-rich plays to date has shown encouraging initial results. A preliminary update is provided below, with more detailed information to be presented at the company’s Investor Day in New York on June 21, 2012.

In the Tuscaloosa Marine Shale, where the company has about 310,000 net acres straddling the Mississippi and Louisiana border, Encana currently has three wells on production. The Board of Education 01H was a well drilled by a previous operator and completed by Encana. The Weyerhaeuser 73H-1 well was drilled by Encana at a horizontal lateral length of approximately 5,000 feet with a 30-day initial production rate of 740 barrels of oil equivalent per day (BOE/d). The Horseshoe Hill 10H-1 was drilled to a lateral length of 5,300 feet and successfully completed with 18 stages, and had an initial 30-day production rate of 656 BOE/d. Two additional wells were drilled in the quarter with lateral lengths of 7,500 feet and 8,800 feet and are expected to be completed by the end of April.

In the Eaglebine play in East Texas where Encana holds a historical land position, the company controls more than 105,000 net acres. Encana drilled its first well in 2011, the Gresham 1H, with a horizontal lateral of 5,200 feet and an initial 30-day production rate of about 240 BOE/d. Five more wells were drilled and completed in the first quarter of 2012.

In Michigan, where Encana is targeting the combined Utica and Collingwood formations, the company holds about 430,000 net acres. Two horizontal wells drilled in 2011 have now been tied into sales with encouraging results. One well has a 7,500-foot horizontal lateral length and the second well has a 5,300-foot horizontal lateral length. Plant NGL recoveries from the two wells are expected to be in excess of 90 barrels (bbls) of NGLs per million cubic feet (MMcf) of natural gas production.

In the San Juan Basin, which is located largely in the northwest corner of New Mexico, Encana now controls 168,000 net acres targeting the oil-prone area of the Gallup formation. Encana has drilled three wells of a five-well horizontal drilling exploration program, and is now flow testing two wells. Test results are expected in the next few months.

In the Alberta Duvernay, where Encana holds about 370,000 net acres, the company has drilled and completed three horizontal wells with lateral lengths up to 6,300 feet. Encana has obtained core and reservoir data on each well and is encouraged by the results, which confirm initial expectations. Each of the wells tested has flowed significant condensate

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volumes with favourable condensate to gas ratios in line with other industry-announced results. Encana has two rigs drilling in the Duvernay.

Encana’s risk management program continues to supplement revenue and stabilize cash flow

As of March 31, 2012, Encana has hedged approximately 2 Bcf/d, or approximately 65 percent of expected 2012 natural gas production at an average NYMEX price of $5.80 per Mcf. In addition, Encana has hedged approximately 505 MMcf/d of 2013 natural gas production at an average NYMEX price of $5.24 per thousand cubic feet (Mcf).

Quarterly dividend of 20 cents per share declared

Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on June 29, 2012 to common shareholders of record as of June 15, 2012.

2012 transition to U.S. GAAP financial reporting

Encana is reporting its first quarter financial results in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). Previously, the company reported its financial results in accordance with International Financial Reporting Standards (IFRS). Encana’s U.S. GAAP interim condensed consolidated financial statements for the period ended March 31, 2012 are available on the company’s website at www.encana.com. In addition, the company has also prepared supplemental U.S. GAAP financial information including Encana’s 2011 annual consolidated financial statements and selected 2011 quarterly financial information, which are available on the company’s website.

Encana 2012 guidance

Encana’s updated corporate guidance for 2012 is posted on the company’s website at www.encana.com.

Financial strength

Encana maintains a strong balance sheet and is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. At March 31, 2012, 100 percent of its outstanding debt was composed of fixed-rate debt with an average remaining term of about 14 years. At March 31, 2012, Encana had approximately $5.0 billion of unused committed revolving bank credit facilities.

First Quarter Highlights

Financial Summary

(for the period ended March 31) ($ millions, except per share amounts)	Q1 2012	Q1 2011
Cash flow [1]	1,021	963
Per share diluted	1.39	1.31
Operating earnings [1]	240	218
Per share diluted	0.33	0.30
Earnings Reconciliation Summary
Net earnings (loss)	12	(361)
After tax (addition) deduction:
Unrealized hedging gain (loss)	45	(88)
Impairments	—	(582)
Non-operating foreign exchange gain (loss)	86	100
Estimated annual effective tax rate adjustments	(359)	(9)
Operating earnings[1]	240	218
Per share diluted	0.33	0.30

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 5.

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Production & Drilling Summary

(for the period ended March 31) (After royalties)	Q1 2012	Q1 2011	% Δ
Natural gas (MMcf/d)	3,272	3,196	+2
Liquids (Mbbls/d)	29.3	23.3	+26
Net wells drilled	207	459	-55

First quarter production from key resource plays

	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
Key Resource Play	2012	2011	2012	2011
USA Division
Jonah	448	484	4.1	4.4
Piceance	488	414	1.6	1.9
Texas	201	403	0.2	0.2
Haynesville	545	412	—	—
Canadian Division
Peace River Arch[1]	119	98	2.7	1.7
Greater Sierra	231	247	0.6	0.9
Cutbank Ridge[1]	476	403	1.2	1.2
Bighorn	227	217	5.5	3.4
CBM	440	427	9.2	7.0

Key resource plays	3,175	3,105	25.1	20.7
Other production	97	91	4.2	2.6

Total production	3,272	3,196	29.3	23.3

1	In the first quarter of 2012, Encana split its Cutbank Ridge key resource play into two key resource plays to reflect future development plans.

First quarter natural gas and liquids prices

	Q1 2012	Q1 2011
Natural gas
NYMEX ($/MMBtu)	2.74	4.11
Encana realized gas price[1] ($/Mcf)	4.58	5.00
Oil and NGLs ($/bbl)
WTI	103.03	94.25
Encana realized liquids price[1]	83.77	80.70

1	Realized prices include the impact of financial hedging.

Additional information:

Financial

•	operating earnings per share of 33 cents, or $240 million

•	net earnings per share of 2 cents, or $12 million

•	capital investment, excluding acquisitions and divestitures, of about $1.1 billion

Operating

•	operating and administrative costs of 95 cents per thousand cubic feet equivalent (Mcfe)

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Strategic Developments

•

completed an agreement with Mitsubishi Corporation that sees the Japanese global integrated business enterprise invest approximately C$2.9 billion for a 40 percent interest in the Cutbank Ridge Partnership. The Partnership holds about 409,000 net acres of undeveloped Montney-formation natural gas lands in the Cutbank Ridge resource play in northeast British Columbia. Mitsubishi paid approximately C$1.45 billion on closing and will also invest approximately C$1.45 billion, in addition to its 40 percent of the Partnership’s future capital investment, during an initial commitment period of approximately five years

•	closed the sale of Encana’s natural gas processing assets in the Cutbank Ridge area for proceeds of approximately C$920 million

•

entered into a joint earning agreement with Exaro Energy III LLC that will see Exaro invest approximately $380 million over five years to earn a working interest in certain lands in the Jonah field in Wyoming

•

closed the remainder of the sale of North Texas natural gas producing assets for proceeds of approximately $114 million. The company closed the majority of the asset sale in December 2011 for approximately $836 million

•	opened the first liquefied natural gas (LNG) fueling station in Louisiana to the public to serve fueling needs of heavy-duty truck fleets and other vehicles

•

entered into an agreement with Toyota Tsusho Wheatland Inc., a subsidiary of Toyota Tsusho Corporation, that will see the Japanese company invest approximately C$602 million to acquire a 32.5 percent royalty interest in natural gas production from a portion of Encana’s coalbed methane (CBM) resource play

CONFERENCE CALL TODAY

11:00 a.m. Mountain Time (1:00 p.m. Eastern Time)

Encana will host a conference call today Wednesday, April 25, 2012 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on April 25 until midnight May 2, 2012 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 57229761.

A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.

IMPORTANT INFORMATION

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. Encana is reporting its first quarter financial results in accordance with U.S. GAAP. The company’s unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2012 and comparative information have been prepared in accordance with U.S. GAAP. Encana defines supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•

Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•

Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

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•

Capitalization is a non-GAAP measure defined as long-term debt, including the current portion, plus shareholders’ equity. Debt to capitalization, debt to adjusted EBITDA and debt to debt adjusted cash flow are three ratios that management monitors as indicators of the company’s overall financial strength.

•

Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month net earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, impairments, unrealized hedging gains and losses and other expenses. Debt adjusted cash flow is a non-GAAP measure defined as cash flow on a trailing 12-month basis excluding interest expense after tax.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

Encana Corporation

Encana is a leading North American energy producer focused on pursuing the highest returns from its significant portfolio of natural gas, oil and natural gas liquids. Recognized for its expertise in resource play development, Encana is a disciplined, innovative company committed to responsible development. Its common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION – In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expectation to successfully advance the company’s multiple oil and liquids-rich natural gas plays to commerciality; expected additional investments from Mitsubishi Corporation for the Cutbank Ridge partnership, from Exaro Energy III LLC for the agreement in the Jonah field and from the subsidiary of Toyota Tsusho for the agreement relating to a portion of CBM resource play; target cash and cash equivalents by end of 2012; ability to attract partnership opportunities for the exploration and development of oil and liquids-rich assets and for dry gas plays that could be linked to LNG projects; target to maintain financial strength and flexibility by balancing capital investment; expectation to diversify commodity mix and cash flow sources by accelerating investment in prospective oil and liquids-rich natural gas plays; anticipated benefits of using third-party capital in the development of various types of company assets; target capacity reductions in 2012; expected price correction resulting from increased use of natural gas in electrical generation and from potential future LNG exports; projected future development and results from the Tuscaloosa Marine Shale, Eaglebine, Michigan, San Juan, Alberta Duvernay and other prospective oil and liquids-rich assets; expectation for Encana’s risk management to continue to supplement revenue and stabilize cash flow; ability to maintain a strong balance sheet, investment grade credit ratings and financial flexibility; and projections contained in the company’s corporate guidance for 2012.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty

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losses; risk of the company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon achieving average production for 2012 of between 2.8 Bcf/d and 3.1 Bcf/d of natural gas and 28,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contacts:	Media contacts:
Ryder McRitchie	Carol Howes
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2007	(403) 645-4799

Lorna Klose	Belinda de Wolde
Manager, Investor Relations	Director, Communications
(403) 645-6977	(403) 645-4625

Source: Encana Corporation

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